GOLDEN PATRIOT, CORP.

May 8, 2008

SENT VIA FACSIMILE: (202) 772-9369

CONFIRMATION VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:

Mark Wojciechowski, Staff Accountant

Re:

Golden Patriot, Corp.

Form 10-KSB for the Fiscal Year ended April 30, 2006

Filed August 11, 2006

Form 10-KSB for the Fiscal Year ended April 30, 2007

Filed August 14, 2007

File Number 000-33065

Dear Mr. Wojciechowski:

We have received and read your letter dated September 27, 2007, regarding the above-referenced matters.  In response to your comments and inquiries specified in that letter, we offer the following information.

General

1.  We acknowledge the following:

(a)

We are responsible for the adequacy and accuracy of the disclosure in the above filings;

(b)

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB for the Fiscal Year ended April 30, 2007

Certification Pursuant to Section 906 of Sarbanes-Oxley Act of 2002

2.

We have amended our filing for the certification for the period ending April 30, 2007 to correct the date of the period the certification is in regards to from April 30, 2006 to April 30, 2007.

Hopefully, the information specified by the provisions of this letter is completely responsive to your questions on comments specified in your letter dated March 6, 2007.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.  Thank you.

Sincerely,

Golden Patriot, Corp.,

a Nevada corporation

By: /s/ Bradley Rudman

       Bradley Rudman

Its: President

626 RexCorp Plaza

Uniondale, New York 11556